Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto plc

Commission File No.: 001-10533

TRANSCRIPT OF BHP BILLITON MEDIA CONFERENCE PT2

25 NOVEMBER 2008

Attendees:	CC	Chorus Call operator Jodie Smith
	DA	Don Argus
	MK	Marius Kloppers
	JD	John Durie – The Australian
	PS	Peter Smith – The Financial Times
	BF	Barry Fitzgerald – The Age
	JC	Jo Clarke – The Financial Review
	MC	Matt Chambers – The Australian
	JF	Jamie Fried – The Sydney Morning Herald
	RM	Robert Matthews – Wall Street Journal
	RK	Rebecca Keenan – Bloomberg News
	BP	Ben Power – The Financial Review
	PK	Peter Klinger – The West Australian
	JR	James (Jim) Regan – Reuters
	PR	Peter Ryan – ABC Australia
	MP	Madelene Pearson – Bloomberg News
	CE	Cameron England – News Limited
	DB	Di Bane – ABC

START OF TRANSCRIPT

Chorus Call:	Welcome to the BHP Media Teleconference. My name is Jodie and I will be your operator for today’s call. For the duration of the call you will be on “listen only” however at the end of the call you will have the opportunity to ask questions. If you do wish to register a question please press the star key then one; to cancel your question, please press the star key then two. Thank you I will now hand you over to the host of today’s call, BHP Billiton Chairman Don Argus and BHP Billiton Chief Executive Officer, Marius Kloppers. Go ahead thank you.

DA:	Thanks Jodie and good evening everyone. Good evening to those online in Australia and good morning to those joining us from the UK and as you heard, Marius is also with me.

I recognise that it is quite late in the day here and I’m sure the Australian media here will want to go back and get their stories done in time so we’re going to keep the introduction relatively short to make more time for questions. Let me start by saying that our announcement today is consistent with our long stated commitment to only complete this transaction if it remained in the best interests of BHP Billiton shareholders. In recent times the world has become more challenging as you are all aware and the global economic crisis has created uncertainty in the near term. This worsening environment basically made the risks associated with the transaction unacceptable, including any decision to offer remedies to address the concerns of the European Commission. Both management and the board have now concluded that proceeding with the transaction would put at risk shareholder values that as you know we cherish.

This decision reflects our commitment to the discipline that we said we would adhere to and it’s also financially prudent approach to the investment decisions. The board is very comfortable with the work Marius and his team have undertaken to reach this decision. The decision we know is the right one under the current circumstances. I will now hand over to Marius to say a few words about his view and then we will open it up for questions.

MK:	Thank you Don. It was not an easy and in fact it was a tough decision. We announced this transaction on the basis of shareholder value and we’ve got conclude it today with this decision on the same basis. This decision is set, as Don said, against the backdrop of the global economic crisis and its impact on our assessment of the benefits versus the risks of the transaction in relation to value for our shareholders. There isn’t much that I can add except make two very important points.

Firstly, we firmly believe in the long term demand for our product. We intend to invest in high quality, low risk projects to be ready for that recovery. The short term outlook that is uncertain and it’s just not the right time to be taking on the level of debt that exists on the Rio Tinto value sheet and as we said throughout this year, we have a great future without this transaction, we are in an extremely strong position to meet the challenges of current market conditions. We have a strong balance sheet, low debt level, sound cash flows, low cost assets and the ability to invest for the future. You’ve seen as a testament to that and our commitment to continue to invest throughout the cycle as has been our policy over many years, our approval today of our 4.8 billion dollar investment in iron-ore to further expand that business and to be ready for that demand recovery.

Coupled with our portfolio that is built on long life, low cost, world class tier one assets our strong balance sheet positions are better than our competition to deal with the challenges that exist in today’s market so very thankful that you can be here today and Don and I are very happy to answer a few questions. I think Jodie will take the question and then relay that back to us.

Chorus Call:	Thank you. The first question is from John Durie from The Australian. Go ahead thank you.

JD:	Hi Don and Marius. Can I ask you both a question? Don you’ve spent about 0.5 billion dollars on this transaction which has now gone nowhere. I was just wondering, and it’s clearly been a tough decision for you, I think you intend to stand for another term as Chairman but will this be your last term as Chairman of BHP and also Marius I’m just wondering what this means for your position with the company.

DA:	I’ll deal with my position first, John. Clearly I’ve been up for annual election now since 2006 I think because I’ve exceeded the 9 year term that everybody thinks that you become senile after but I have some objectives to fulfil; I’m up for election this time John and if I get elected then I’ll review the position later on in the year as to whether I go on or whether I don’t. As for the 500 million dollars, I’m not sure where you were leading with that but this company is one of the few companies with a great strategy and clearly you need a great strategy here to create shareholder value. This was an M and A activity. We spend an awful lot on research in the year too to try and do something with those growth strategies so would imagine that the company will continue to spend on growth as Marius has indicated with the RPG5 approval today, so I can’t answer it any better than that.

JD:	Okay.

MK:	Yeah John I think we obviously have an obligation to look at value creating investments. We also have an obligation to stop them if we don’t think that they are value creating. I mean I personally feel very proud of the team that has worked on this for close on 18 months to come to a conclusion that conditions have changed and that it simply isn’t value for our shareholders so certainly I would hope that that reinforces not only my position but also the position of each of the team members with the Chairman and The Board and the shareholders.

DA:	John I would just add that Marius and his team have the full support of The Board.

JD:	Thank you. One quick follow up. What does this decision mean to your view of the commodity cycle and the immediate future?

MK:	John let me try and take that. I think that we find ourselves probably with a view on the short term that is not too different from yours. We always say that we have great difficulty in forecasting things in the medium term and in the long run our view is pretty much unchanged. The story for us that has led to the conclusion we’ve got here today is really about the risks that you would be taking on in the short term and I think we’ve noted those but I’d like to reinforce those. The level of debt on the Rio balance sheet which we have to combine with ours in this refinancing environment with some of those payments coming up in fairly short order, you just don’t know.

Secondly the assets that have not yet been divested out of the Rio portfolio such as packaging and engineered products. Again, we would not only have to think about how we sell them but also how we manage them if we can’t sell them. Then what price level do you get for any assets that you have to sell in a short time frame out of any remedy process. When you combine all of those things with a decreased cash flow certainly in the near term on the back of prices and you very quickly get to an equation where this is difficult.

JD:	Great, thank you very much.

Chorus Call:	Thank you the next question is from Peter Smith from The Financial Times. Go ahead thank you.

PS:	Hi there. You’ve mentioned remedies a couple of times. Can you elaborate a little bit on what remedies were asked of you and how important they were in terms of you scuppering the deal and secondly can you give us a quantum on debt, if you would have got to go with Rio what were you looking at in terms of total net debt on your combined balance sheet.

MK:	Yeah perhaps a couple of things about remedies. Obviously how the process works is that there are some elements that are public and some that are not public. Public that the EU has expressed concerns and in the Statement of Objections around iron ore and coking coal. How the process works is that you have to offer remedies which the EU then accepts or not accepts to market test then eventually to approve or not to approve. What we’ve done here today is, we have elected against the backdrop of where they have expressed concerns, we have elected because of all these risk parameters, we’ve elected not to table remedies and as we stated in our news release, our anticipation is that even if they approve it we would then ask our shareholders to vote that out. More information about the specifics doesn’t exist because the process is not yet completed to that extent.

On the balance sheet statement, I don’t have the exact figures in my head, but I think that the Rio debt is on the order of just below 40 billion dollars, perhaps 38 billion or 39 billion dollars and we have approximately 6.5 billion dollars of debt on our balance sheet and that combination is roughly what you would look at.

Chorus Call:	Thank you. The next question is from Barry Fitzgerald from The Age. Go ahead thank you.

BF:	Ah hi. I was just intrigued. There was nothing new in the Rio debt, obviously there is a financial crisis underway but of all companies in the world, when you look at BHP free cash flow, I don’t know what the free cash flow of the merged group would be, you would think that BHP boldly could go forward. I’m just wondering, have you buckled to shareholder pressure or are you telling us that the short to medium term in terms of your free cash flow is not looking particularly good?

MK:	Yeah Barry perhaps a couple of words on just stepping back and looking at the events of the last six weeks or so. Again not to be taken in an absolute sense but I think the commodity prices across our suite of assets and indeed for most of the other players in the market could have gone down by between fifty and sixty percent across that suite of commodities over the last six weeks so clearly the events that we have seen over the last six weeks perhaps since the Lehman’s scenario started unfolding and subsequent events have clearly impacted our cash flows as it has impacted all of the cash flows in the sector but I think what I’d like to guide you to is the combination of that cash flow, the debt, refinancing, disposal risks, carrying those non core assets, all of these things in aggregate which makes it difficult to make that risk versus reward picture equate for our shareholders and while we’ve clearly got a massive overlap in shareholding base between these two companies, we have to always remain committed to our existing shareholders of our company and we have and we said we cannot go forward with this deal if we don’t create value for both sets of shareholders and that’s the conclusion that we reached today.

BF:	Thanks

Chorus Call:	Thank you the next question is from Jo Clarke from The Financial Review. Go ahead thank you.

JC:	Oh hi guys. I was just wondering what the wisdom is in using the EU to get out of this deal. Does this mean that it’s not something that you’d ever revisit?

MK:	I think that really you should look at Jo the process that has got some way to run. The process is not yet complete today. The process can only terminate in one of two ways. The first way is if the EU rejects our deal, in which case we will have not satisfied pre conditions and we would not be posting bid documents to our shareholders. The other way is that the EU gives clearance to the deal, even in the absence of remedies and as we stated in our release we would then ask our shareholders by way of EGM to vote down the deal. So the deal will only come to a conclusion some time from now in one of those two ways and obviously we wouldn’t like to speculate on anything that can happen going forward. Our focus at this time is on making sure that we wrap all of these matters up in an orderly manner.

JC:	And just on Ravensthorpe, I just wanted to, the impairment charge out on that. Would you say that that’s now a big white elephant in your portfolio?

MK:	Well I think that what we’ve done is we’ve clearly made an adjustment here. Clearly we are disappointed that the original parameters on which we approved this project have not materialised and we continue to always look at the aggregate of our portfolio and say that that is an absolutely tier one portfolio. Clearly we’ve had to take an impairment charge here on the basis that our forecast of a changed market and I should stress a dramatically changed market with new technology, economic events unfolding and quite dramatic demand extinguishment in nickel, all of those factors have led us to take this charge.

DA:	If I could just add, as you go into uncertain times and they are uncertain times, the one area you don’t want to be in is to have assets on your books that aren’t true value and to go in with a balance sheet with very little debt gives you a very competitive position going forward.

JC:	Thanks

Chorus Call:	Thank you the next question is from Matt Chambers from The Australian. Go ahead thank you.

MC:	Oh hi, just following on from Jo’s question. Say it was rejected either by the EU or shareholders. Is it something you would revisit if things got better in the economy?

MK:	We’ve clearly made a fairly unequivocal statement around this process and we’ve said and committed that we would vote this down even if they approved it.

MC:	But I mean, is this something you could look at in coming years even?

MK:	I would really have to completely speculate around a set of things which, quite frankly I can tell you that we’ve been thinking about this deal as it is at the moment.

MC:	Ok. Just one more. Does it open the door for other opportunities? Are you likely to …

MK:	Well we clearly have a balance sheet that we believe is very robust, 6.5 billion dollars of debt, in fact we would probably describe it a balance sheet unlike any other balance sheet in the industry. We have got internal opportunities which we want to invest in. Clearly is has not gone amiss here on the management team that as this economic cycle fully becomes realised by some other players in the market, there might be other opportunities so I can only reiterate what we said a couple of months ago which, or at our AGM in London, which is that the current economic environment is bound to throw up opportunities. Our priorities for cash flow remain unchanged. We want to invest it in this business, we want to grow our progressive dividends and we want to maintain an A Grade balance sheet and return surplus cash to our shareholders.

Chorus Call:	Thank you. The next question is from Jamie Friend from the Sydney Morning Herald, go ahead thank you.

JF:	Oh hi, I just have two questions, the first one is just on Capital Management. Will you consider restarting your buy-back or possibly increasing your dividends?

MK:	Two questions, we are actually still in a live bid as we speak so we cannot consider that at this point in time and I want to stress that. In terms of dividends I think our progressive dividend strategy is unchanged. We obviously review that in terms of quantum at every six month period.

JF:	Okay and just in terms of iron-ore and coking coal productions are you now considering some production cutbacks due to the weakness in the market and are you still pushing for index pricing?

MK:	Basically the way that we look at production is unchanged from what we’ve said for a long time. If an operation loses cash we are going to close it down, if an operation cannot place it’s product at any price we have no choice but to close it down and we’ve noted the decision that our partially held subsidiary, Samarco, has done, we haven’t taken any other decisions at this point in time and we will clearly release any decision we make in a very timeless manner to the market.

JF:	Alright thanks.

Chorus Call:	Thank you. The next question is from Robert Matthews from the Wall Street Journal, go ahead thank you.

RM:	Hi it’s Robert, I have one question. Should we expect a stronger statement of production curtailment now or some way to reflect the lower demand for some of the commodities out there?

MK:	Yeah Robert, Marius here. Again I’d just like to iterate those two basic criteria on which we take decision if they’re not profitable or we can’t place the product we will curtail production, clearly it is not in our shareholders interest to curtail production of low cost assets. Now we can’t predict how this economy unfolds and we’ve got to review things as that unfolds but what I can tell you is that for those low cost assets that are profitable we would like to continue to produce.

RM:	Right, but is there any higher cost assets that you have that are likely to be the first to go, considering demand is still fairly weak, worldwide.

MK:	No, we haven’t identified any other than Samarco which you saw an announcement on a couple of days ago.

Chorus Call:	Thank you, the next question is from Rebecca Keenan, from Bloomberg News, go ahead thank you.

RK:	Oh, hi Marius, there’s been a declining market for some time obviously, just wondering what the, the sort of the indicator was to make the, the final decision to pull the offer.

MK:	Rebecca, very difficult to isolate any one element because they sort of work on each other, if your cash flow goes down because the market has gone down, then likely asset disposals become more difficult, yeah, so then likely, more debt on the balance sheet becomes an issue as well, what you’ve really seen over the last 6 weeks is that, is a pretty dramatic deterioration on a progressive basis and it’s the combination of all of those things that have ultimately led us to make this decision today. A difficult one, a tough one.

RK:	Okay, and have you had any conversations with Rio, did you inform them before the statement came out?

MK:	I certainly didn’t, Rebecca.

DA:	I rang Mr Skinner this afternoon, after we released the statement, and his mobile was on message so I left him a message, courtesy message to say that we’d issued the statement, and that [if] he wished to speak with me then he has my mobile to ring me back. I haven’t heard from him.

RK:	Okay, great, thank you.

Chorus Call:	Thank you, the next question is from Ben Power from the Financial Review, go ahead thank you.

BP:	Thanks very much. Look, I’ve always thought one of the big problems with this deal was Rio’s continued rejection of what was patently a very generous offer, I’m just wondering, I’m sort of thinking aloud here, if Rio all of a sudden changed their tune and decided to accept the BHP bid, would there be a possibility for you changing your mind at the 3.4 ratio and say presenting a united front to the EU, or possibly even doing it at a lower price ratio of 3 or something so, I guess my question is, is this still definitely dead or if Rio came around, could you somehow revive it?

DA:	Look, the decision has been made and we stick by that decision, as you know as Marius has indicated to you, the EU has still got to make their decisions yet, I think we’re into either a hypothetical type issue to go down that path and I’d prefer not to go down that path, we’re on a particular road now and that’s the road we’ll stick to.

Chorus Call:	Thank you, next question is Peter Clinger from the West Australian, go ahead thanks.

PC:	Yeah hi, just a couple of quick ones, Marius, you mentioned quite a few of the triggers of the deterioration of the market etc, just want to find out how watertight your syndicated debt facility was, given in particular the problems that CitiGroup has experienced over the past week or so.

MK:	Well, we’ve had a long-stated public statement that all of the financing was in place here, and you can clearly see by the amount that we’ve written off on this deal that was capitalised which, you should take includes all of the financing cost that there was substantial commitment of financial resources on our side in order to secure that debt.

PC:	Okay, cheers, and on Ravensthorpe, I mean that’s a pretty big writedown, I know it’s Ravensthorpe in Queensland, but, can you give some sort of guidance on what Ravensthorpe’s actually valued at now in the books, seeing as it was about a $2 billion project to start with?

MK:	We haven’t disclosed it, we consider Yabulu and Ravensthorpe as one economic unit, that’s how we disclose it in our books as well, clearly we’ve had a project on top of an existing asset so, but we haven’t, we don’t disclose those individual carrying values that we, that we have.

PC:	Fine, just finally Marius, what gives you the confidence to go ahead with RPG 5, when at the same time we’ve got Rio reviewing their entire expansion plans in the Pilbara, do you use just a different medium to long-term outlook, or is this just a catch-up attempt now, to try and maybe cash-in on Rio delaying their expansions?

MK:	Well, a strong balance sheet and a long-standing commitment to invest throughout this cycle, and it’s not very difficult to make the decision and, you know, something which has been in place for 10 years, we’re very comfortable there, that project will be needed in order to fulfil the long-term demand, and we’ve got an excellent project team there that is basically, well absolutely flawlessly executed now for a 10 year period, so a relatively easy recommendation to make to the board.

PC:	Cheers Marius.

CC:	Thank you, then next question is from Mark Bendich from Reuters, go ahead thank you Mark.

JR:	It’s actually Jim Reagan with Reuters, Marius, two questions if I could, the first one is you’ve raised some serious warning flags over Yabulu and Ravensthorpe, can you offer some insight into how the other nickel assets are performing in Australia, and in Colombia as well? My second question is that, now that you’ve taken this decision, have you let go of all the corporate advisers you had on your team, or are they still on the books?

MK:	You know, they probably will be around here for a couple of weeks more, because we’ve got a live deal, no they are still here, we’ve got to close out this deal, as I’ve said, this is likely to take some time, either one of those two avenues, in which it will terminate. Just to stress again, by way of shareholder vote, if the deal is approved by the EU, or by way of not satisfying the preconditions if the EU doesn’t do so, so we are going to continue to work. On the nickel assets, trying to think now, I really don’t have any comments to make to differentiate that product from any of our other product streams, and you should understand that, this adjustment is in the carrying value of the asset, which means that our economic outlook for what the asset could generate has changed, it doesn’t make any statements around the operation and so on of the asset itself.

JR:	I mean, it wouldn’t be, could you make any comment in terms of, I guess what I’m asking you now is at the end of the day is, if you believe that the other nickel assets are still above water or if they are heading down?

MK:	I think that you should refer to those comments that I said guide us as we cut output or not cut output, which is, do we have an expectation that they are going to deliver cash profits, and do we have, can we place the product. The fact that you haven’t seen us take any action on any of our other assets at this point in time, should give you the indication of where we view our asset suite to be at the moment, at this current moment in time.

JR:	Gotcha, thank you.

CC:	Thank you, the next question is from Joe Clark, from the Financial Review, go ahead thank you.

JC:	Hi guys, sorry just have one more, I was just wondering in hindsight whether you’d question the wisdom now of increasing the bid from 3 to 3.4?

MK:	We formalised our bid at 3.4, but I should point out that as we said in our statement today, this is primarily an issue of risk, and since our deal is an all-scrip deal, the ratio doesn’t really affect that risk, around the risk to the balance sheet of the combined debt, the cost of disposals and so on. So I think it is in some way a little hypothetical, since the decisions that we’ve taken here centre largely around a different set of issues.

JC:	Thank you.

CC:	Thank you, the next question is from Peter Ryan from ABC Australia, go ahead thank you.

PR:	Hi Marius, I was wondering if, given the decision you’ve made today, how brave do you think anyone in your position would have to be to consider a similar deal of the scope that you’ve been trying to push through for the past year or so?

MK:	Again, it was a tough decision, but Peter, me and my management team are guided by that mantra that I quoted to you, to some of you earlier, that we have an obligation to look at things, so certainly we have an obligation to look at things, and we have an obligation to reject them if they don’t work, I guess if I saw an opportunity of equal value, and I am at pains to stress that the combination between these two assets are unique, but if somehow there was a different opportunity of the same value, I’d probably go at it with the same enthusiasm, just from a personal perspective.

PR:	And is there anyth… is there anything in hind… that you would have done differently?

MK:	Sorry, Don, just wanted to say

DA:	Could I add to that? I’d give Marius and the management team a huge tick because, if you embark on a M&A activity as large as this and as complex as this, first of all you’ve got to have, courage to things, and they have an organic growth strategy, and they saw the opportunity to add to the growth platform of the company, they also had the courage to withdraw once the economics deteriorated, and that to me is, it should be the mark that, by the deal of confidence that there is discipline in this organisation, and we wouldn’t want to visit Magma again, which we struggled with back in 1997 as you recall.

MK:	Peter, what would I have done differently, a little different, difficult for us to do some introspection at this stage, we’re not yet complete, I have no doubt that as we complete, we certainly, I can just expect that there’s going to be things that we would have done differently, but at this stage, my focus is just on making sure that we flawlessly execute over the next period, until this comes to a conclusion.

PC:	Okay, thank you very much.

CC:	Thank you, the next question is from Madeleine Pearson from Bloomberg News, go ahead thank you.

MP:	Good evening gentlemen, I was just wondering if you could tell me what the current rate of production is from Ravensthorpe, and when or if it will reach full capacity?

MK:	Yeah Madeleine, I think a couple of things there, we release production numbers on a quarterly basis, we’re going to be doing that in about a month’s time, I think that the best current source of information is what is on our Website, and which we put to the analyst just two weeks ago, I’m certainly not aware of anything which had materially changed that outlook, so I would state that that is still our most accurate view today.

MP:	Okay.

CC:	Thank you, the next question is from Cameron England from News Ltd, go ahead thank you.

CE:	Hi, I was just wondering whether the short to medium term outlook was any threat to the proposed Olympic Dam expansion timeline?

MK:	I think that, we’ve seen and heard a lot about Olympic Dam over the last year, perhaps more than we would have thought at times, for a project that is still very early in it’s feasibility stage, we’ve clearly indicated had a whole group of analysts down at Olympic Dam, two weeks ago I spoke to them as well, that material is on the website, and you’ll see from that that basically, the Olympic Dam expansion has not been in our five year plan, you know, ever since this deal with, ever since we made our growth plans public on this deal, now having said that, what people forget is that we have a very major asset, that at last year’s copper and ah, market copper and uranium prices, would have an EBIT of over a billion dollars, so it is already a very very major asset and, the expansion, well we’re still not complete with all the pieces we’d like to pencil in before we push the button on that.

CE:	No problem, thank you very much.

CC:	Thank you, the next question is from Jamie Fried from Sydney Morning Herald, go ahead thank you.

JF:	Hi Marius, was just going to ask about Chinalco, did them coming in have anything to do with you dropping the bid, and that you’d lowered the acceptance conditions to 50 percent?

MK:	Jamie, the decision that we took today, I’m assuming you refer to this decision is entirely around risk, deteriorating debt markets, credit spreads, the cost that any eventual remedies would have in terms of value forgone, the management effort to manage non-core assets that are likely to remain on books or would likely remain on books for a while, those are the issues that made the decision here for us.

JF:	And did any opposition from your customers have anything to do with it, particularly now that you are entering a down market?

MK:	I am personally, as the person that played a very material role in setting up our marketing organisation, am very proud of the way that we’ve approached our customers, I can have no higher recommendation than in the midst of the deal, to have the CISA organisation that represents the 16 largest steel mills in China, come out with a statement that says that, and you’ve got to read the exact words on the Web but basically says, that we’re the most reliable and trustworthy supplier. So I think that statement says it all.

JF:	All right, great, thanks.

CC:	Thank you, then next question is from Di Bane, from ABC, go ahead thank you.

DB:	Hi, Marius, I was just wondering if you could clarify what you mean by ‘impairment of Ravensthorpe’ does that mean that you’re going to scale back mining, and does that mean job losses?

MK:	No, in fact this is wholly an accounting treatment, tomorrow morning all of the guys at Ravensthorpe are going to go there, they’re going to do the same excellent job that they’ve done in ramping up that asset, but what it really means is that, our view of the future cash flows that that operation will generate, given dramatic changes in nickel price, other competition and so on, has diminished but again to stress, tomorrow morning or this evening, those guys are going to try to make the most nickel that they can make, just like they did yesterday.

DB:	And on this half a billion dollars you spent pursuing Rio, do expect heads will roll because of this, and are you concerned about your position with the company, and same goes for you as well, Don?

MK:	I think that when you embark on an auction and you’ve got to arrange a 55 billion dollar facility, you know, there are some costs associated with the auction, we knew what we were letting ourselves in for, and you know, there is absolutely nothing unexpected in that amount at all…

DA:	Look, if you embark on a growth strategy it’s always going to cost you money, some go off, some go off better than others. There’s no, I think the way that this has been handled was very professional and very disciplined. I would have thought that there was a positive side to this, rather than the negative side.

DB:	Also, just finally, on the expansion for your Pilbara rapid growth project 5 I think it is, is that, what does that say about your faith in China’s demand for iron-ore, do you think it’s still going to be quite strong?

MK:	Yeah, we see those industrialisation and urbanisation processes over the many decades and the long term, continue, therefore we have changed nothing on our long-term view, the Western world which cons- oh sorry, if the REST of the world, the non-China world, which consumes roughly 65 or 70 percent of product, returns to trend, and China long term continues to urbanise and industrialise, the world is going to need this iron ore, and really, the way that you should look at this investment is that, as with all of our other investments, they span from the point that you decide you are going to build them, to the point that they deliver, they span more than a business cycle, and I don’t have the exact figures in my head, but if I think back about Spence organisation in Chile, we must have approved it when copper was a dollar, and it probably came online when copper was three dollars, and repaid that investment in 18 months. Our long-standing strategy is to continue to invest throughout the cycle.

DB:	Actually, just finally, I know I said finally before, but this time I promise, is, are takeovers off BHP’s agenda for the next, for the short to medium term, or would you consider looking at FMG, have you been speaking to the guys at FMG about a takeover there?

MK:	We can’t comment on individual you know, opportunities, what we can say is that we do have a strong balance sheet, good assets that generate cash throughout the cycle, and I can only re-iterate what I’ve repeated earlier tonight, in which we’ve been saying for the last couple of months is this situation the world economy has unfolded, which is that there will no doubt be some players in this industry that won’t come out of this unscathed, and we would have to continue to look at those opportunities.

DB:	Thank you very much.

CC:	Thank you, then next question is from Peter Smith, from the Financial Times, go ahead thank you.

PS:	Well Marius, given this deal has dominated your time as CEO, you’ve been selling it as a compelling deal for the best part of a year, I don’t know, your grand plan would seem to have shattered, how do you recover from this?

MK:	You know, I’m actually completely relaxed that we’ve taken a great decision here for shareholders, so as I’ve said, if anything, I would view that discipline is something that shareholders value, it’s certainly something that our board values, and so we are going to come in here tomorrow morning and try and take those same set of value-adding decisions that we try and take. Tough decision, but driven by shareholder value on the way in, and driven by shareholder value on the way out.

PS:	Okay, excellent, thank you.

MK:	I think we just about out of time here, I mean unfortunately as you guys can imagine, this evening is going to be a pretty packed one, to all of those that had additional questions to ask, I mean sure, we will talk over the next couple of days and weeks, and I really appreciate you coming online at very short notice. Thank you very much.

END OF TRANSCRIPT

The directors of BHP Billiton Limited and BHP Billiton Plc (“BHP Billiton”) accept responsibility for the information contained in this transcript. Having taken all reasonable care to ensure that such is the case, the information contained in this transcript is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.

Information Relating to the US Offer for Rio Tinto plc

In connection with the offer and sale of securities BHP Billiton would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADS holders, BHP Billiton has filed with the SEC a Registration Statement on Form F-4 (the “Registration Statement”), which contains a preliminary prospectus (the “Prospectus”), and will file additional relevant materials with the SEC. This communication is not a substitute for the Registration Statement or the Prospectus that BHP Billiton has filed, or any amendments or supplements to those documents BHP Billiton may file, with the SEC.

U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADSs ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders are able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC’s website (http://www.sec.gov). Copies of such documents may also be obtained from BHP Billiton without charge.

Information for US Holders of Rio Tinto Limited Shares

BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Limited Offer. Accordingly, Rio Tinto Limited shareholders should carefully consider the following:

The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that BHP Billiton may purchase securities of either Rio Tinto plc or Rio Tinto Limited otherwise than under the exchange offer, such as in open market or privately negotiated purchases.